January 5, 2009

VIA EDGAR - CORRESPONDENCE ONLY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Brian K. Bhandari, Branch Chief

Michele F Vaillant	Re:	Gen/Rx, Inc.
Partner		Form 10-K for the Fiscal Year Ended
T. 973.639.2011		December 31, 2007
F. 973.297.3826		File No. 000-24496
mvaillant@mccarter.com
Dear Mr. Bhandari:

McCarter & English, LLP Four Gateway Center 100 Mulberry Street Newark, NJ 07102

On behalf of Gen/Rx, Inc. (the “Company”), we hereby confirm, by submission of this letter via EDGAR, our verbal request to the Staff for an extension of time through January 15, 2009 to respond to the Staff’s comments provided by letter dated December 19, 2008 and the Staff’s consent to such request.  Thank you for your courtesy in this matter.

T. 973.622.4444
F. 973.624.7070		Very truly yours,
www.mccarter.com
/s/ Michele F. Vaillant

Michele F Vaillant

BOSTON HARTFORD NEW YORK NEWARK PHILADELPHIA STAMFORD WILMINGTON		cc: Jack Margareten